UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of July 2011

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Mira Rosenzweig —————————————— Mira Rosenzweig, Chief Financial Officer

Dated:  July 11, 2011

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.co.il Web site: http://www.camtek.co.il

Camtek Schedules Second Quarter 2011 Results Release and
Conference Call for Wednesday, August 3, 2011

MIGDAL HA'EMEK, Israel, July 11, 2011 - Camtek Ltd. (Nasdaq: CAMT ; TASE: CAMT) announced that it would be releasing its financial results for the second quarter of 2011 on Wednesday, August 3, 2011.

The Company will also host a conference call on the same day, starting at 10:00 am ET. Roy Porat, –Chief Executive Officer and Mira Rosenzweig, Chief Financial Officer, will host the call and will be available to answer questions after presenting the results.

To participate, please call one of the following telephone numbers at least 10 minutes before the start of the call:

US:	1 888 668 9141	at 10:00 am Eastern Time
Israel:	03 918 0609	at 5:00 pm Israel Time
International:	+972 3 918 0609

For those unable to participate, the teleconference will be available for replay on Camtek’s website at http://www.camtek.co.il/ beginning 24 hours after the call.

ABOUT CAMTEK LTD.

Camtek Ltd provides automated solutions dedicated for enhancing production processes and yield, enabling our customers new technologies in two industries; Semiconductors, Printed Circuit Board (PCB) & IC Substrates.

Camtek addresses the specific needs of these industries with dedicated solutions based on a wide and advanced platform of technologies including intelligent imaging, image processing, ion milling and digital material deposition. Camtek's solutions range from micro-to-nano by applying its technologies to the industry-specific requirements.

CONTACT INFORMATION

CAMTEK: Mira Rosenzweig, CFO Tel: +972-4-604-8308 Fax:+972-4-604-8300 mirar@camtek.co.il	IR INTERNATIONAL: Ehud Helft / Kenny Green CCG Investor Relations Tel: (US) 1 646 201 9246 camtek@ccgisrael.com